SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investment in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed

811-06603	November 30, 2010

2. State identification Number: DE
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in representation statement:

Performance Funds Trust

4.	Address of principal executive office (number, street, city, state, zip code):

3435 Stelzer Road, Columbus, Ohio 43219

Performance Funds Trust
3435 Stelzer Road
Columbus, Ohio 43219

February 25, 2011

Management Statement Regarding Compliance With Certain Provisions of the
Investment Company Act of 1940

We, as members of management of Performance Funds Trust – Money Market Fund, U.S. Treasury Money Market Fund, Short Term Government Income Fund, Intermediate Term Income Fund, Large Cap Equity Fund, Mid Cap Equity Fund, Leaders Equity Fund and Strategic Dividend Fund (collectively, the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of November 30, 2010 and from May 31, 2010 through November 30, 2010.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2010, and from May 31, 2010 through November 30, 2010 with respect to securities reflected in the investment accounts of the Funds.

Performance Funds Trust
By:

/s/ Chris Sabato

Chris Sabato
Treasurer

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

Performance Funds Trust:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that Performance Funds Trust (individually, Money Market Fund, U.S. Treasury Money Market Fund, Short Term Government Income Fund, Intermediate Term Income Fund, Large Cap Equity Fund, Mid Cap Equity Fund, Leaders Equity Fund and Strategic Dividend Fund) (collectively, the “Funds”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Act as of November 30, 2010.  Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the F unds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2010, and with respect to agreement of security purchases and sales, for the period from May 31, 2010 (the date of our last examination), through November 30, 2010:

1.	Confirmation of all securities held by Trustmark National Bank (the Custodian) on behalf of the Funds without prior notice to management;

2.	Reconciliation of all such securities to the books and records of the Funds and Custodian and inspection of relevant trade documentation for reconciling items;

3.	Confirmation of all securities held in book entry form by Federal Reserve Bank and Depository Trust Corporation on behalf of the Custodian at an omnibus level;

4.
Inspection of reconciliations of the Custodian investment positions to the positions held on behalf of the Custodian at an omnibus level at the Federal Reserve Bank and Depository Trust Corporation and inspection of relevant trade documentation for reconciling items;

5.	Confirmation or inspection of documentation of all securities purchased/sold but not received/delivered;

6.	Confirmation of all repurchase agreements as of November 30, 2010 with brokers/banks and agreement of underlying collateral with the Custodian’s records; and

7.	Agreement of 15 security purchases and 15 security sales since May 31, 2010, from the books and records of the Funds to trade documentation and bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsection (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2010, and for the period from May 31, 2010 through November 30, 2010, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Columbus, Ohio

February 25, 2011